24238 Vermont Avenue, Suite 300

Harbor City, California 90710

February 23, 2018

VIA EMAIL AND EDGAR

Kate McHale

Pamela A. Long - Assistant Director, Office of Manufacturing and Construction

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

McHaleK@SEC.GOV

Re: IA Energy Corp.

Amended Registration Statement on Form S-1

Filed December 20, 2017

File No. 333-220706

Dear Mesdames:

We serve as counsel to IA Energy Corp., a Wyoming corporation (the “Company”) with respect to its submission of an amended registration statement with the U.S. Securities and Exchange Commission (hereafter, the “Commission”) on Form S-1 (“Registration Statement”), filed on September 29, 2017. We are in receipt of your email to the Company, dated January 5, 2018, and this letter is written in response thereto. We have reproduced your 5 comments below, highlighted in bold, with our responses following immediately thereafter.

Business and Technology Description, page 2

1.	COMMENT. We note your response to comment 2 in our letter dated October 27, 2017, however, your business plan is still unclear. You continue to list multiple large scale priorities but you do not disclose a timeline or a clear path to achieving such projects with the capital you have or intend to raise in this offering. Please revise this section to disclose those business plans the company can realistically achieve in the short term and describe a path to achieving them. If you choose to include longer term goals in addition to the short term ones, please explain any obstacles, financial or otherwise, and clarify the fact that there is no assurance you will ever reach these goals.

RESPONSE: We have substantially modified the Business and Technology section, removing long-term objectives and large scale priorities not achievable in the short term.

U.S. Securities & Exchange Commission

Division of Corporate Finance

February 23, 2018

2.	COMMENT. Please revise your prospectus to eliminate or substantiate claims regarding your potential business. For example, we note the unsupported claims on page 2 that “IAEC's fuels will be direct import substitutes for fossil fuels and considerably reduce greenhouse gas emissions without compromising performance. At a production price on average 30% less than regular diesel, IAEC's diesel products will deliver significant commercial and environmental savings” and “ORC products are the most compact, cost effective, reliable, and efficient heat recovery systems available today.” This latter example also suggests the ORC products have already been developed.

RESPONSE: We have modified this section, removing both unsubstantiated claims and further making clear that the Company’s sole focus at this time is our pilot facility for processing of waste tires.

Pyrolysis, page 6

3.	COMMENT. Please revise this section to address the concerns raised in comment 5 of our letter dated October 27, 2017. Specifically, please address if the Company intends to purchase a Trommel unit and if so, under what terms will it operate on a landfill site? Again, if this is a long term business objective requiring resources you currently do not have, please make this clear in your disclosure.

RESPONSE: We have modified this section to further explain the Company’s long-term plans in respect to the Trommel unit.

Directors, Executive Officers, Promoters, and Control Persons, page 23

4.	COMMENT. Please revise this section to disclose the name of the waste-to-energy company for which Mr. Paraiso serves as the President and Legal Counsel. In addition, please address this conflict of interest, including how Mr. Paraiso will execute his fiduciary duties to each company. Please also disclose why Mr. Paraiso would not execute IA Energy’s business plan through his other waste-to-energy business, given that you disclose it is a world leader in its field.

RESPONSE: We have updated Mr. Paraiso’s bio to include the name of the waste-to-energy company and to remove the stale reference to his current service. Mr. Paraiso ceased serving as President and Legal Counsel in September 2013.

Liquidity and Capital Resources, page 34

5.	COMMENT. Please update this discussion to clarify that you had a working capital deficit at September 30, 2017. We note that the interim financial statements provided in this amendment show that you had current assets of $1,253 and current liabilities of $9,500.

RESPONSE: We have updated this section to show that we had a working capital deficit of $8,247.

U.S. Securities & Exchange Commission

Division of Corporate Finance

February 23, 2018

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call John D. Thomas at (801) 816-2536 or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

JOHN D. THOMAS, P.C.

/s/ John D. Thomas

John D. Thomas

President